FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Arlene, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    January 23, 2017

Physical Address of Issuer:

2808 Concordia Drive, Erie, PA 16506

Website of Issuer:

https://arlene.io/

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$500,000

Deadline to reach the Target Offering Amount:

August 5, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	47,644	20,592
Cash & Cash Equivalents	26,891	15,139
Accounts Receivable	15,700	0
Short-term Debt	193	140
Long-term Debt	0	0
Revenues/Sales	23,240	17,825
Cost of Goods Sold	1,342	9,600
Taxes Paid	0	0
Net Income	(73,003)	(226,699)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 5, 2021

Arlene, Inc.



Up to $500,000 of Crowd SAFE (Simple Agreement for Future Equity)

Arlene, Inc. ("**Arlene**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $500,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 5, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$500,000	$30,000	$470,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://arlene.io/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/arlene

The date of this Form C is April 5, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Arlene is a technology-platform provider, incorporated in Delaware as a corporation on January 23, 2017. The Company was originally named 4045 Media Corp. and changed its name to Arlene on November 9, 2018.

The Company is located at 2808 Concordia Drive, Erie, PA 16506.

The Company's website is https://arlene.io/.

The Company is headquartered and conducts business in the State of Delaware, and sells products and services through the Internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/arlene and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	500,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	500,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Offering Deadline	August 5, 2021
Use of Proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on page 24.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population, such as that which occurred with COVID-19, could result in a widespread health crisis that could adversely effect the economies and financial markets of many countries, including the United States where we operate, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 20,000,000 shares of common stock, of which 12,986,111 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common

stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Colin Jacobsen, our Chief Executive Officer, Robert Reisenweber, our COO, and Hermes Frangoudis, our CTO. The Company does not have employment agreements with these executive officers, and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of any of these executive officers or any member of the board of directors could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-

competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our

customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commission and/or Congress may attempt to change the classification of, or change the way that, our online content platforms are regulated and/or change the framework under which Internet service providers are provided safe harbor for claims of copyright infringement, may introduce changes to how digital advertising is regulated and consumer information is handled, and may change the rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering.

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and relay only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit D.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering –

it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series A Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series A-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series A-CF Shadow Preferred Stock consistent with the majority of the Series A Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion

in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Arlene offers immersive marketing turnkey solutions for product review, experiential shopping and virtual tours. Arlene's extended reality (XR) platform lowers the barrier to entry for brands looking to generate immersive 3D, augmented reality/virtual reality (AR/VR), and 360° experiences which are more accessible and results-driven. Brands have the ability to choose from an existing template or create their own template and the platform is available as both a self-service platform or as a fully managed service. Through its no/low code templatization and automation, Arlene powers 3D/AR activations, virtual experiences and tours, and social AR at scale. These experiences are available on any browser or mobile device, and flexibly integrate into eCommerce, advertising, and analytics platforms.

Business Plan

The Company plans to significantly expand its business by selling into new verticals, closing key partnerships with advertising agencies and deploying new product offerings. The Company expects to achieve profitability by the end of 2021. The capital we raise here, will empower us to expand our sales, marketing, development and operations efforts as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
360° Tours and Tours	Virtual stores and tours with interactive features, product preview, social shareability, and integrations into eCommerce.	Brands, agencies, experiential marketers, event spaces, sports arenas, venues - targeted towards consumers.
3D/AR Product Review	Photorealistic product previews that can be previewed virtually or in AR (utilizing the user's mobile device camera)	Digital consumers, brands, agencies
Social AR	AR experiences that can be found on Instagram, FB, and Snapchat	Gen Z, Millennials, brands/agencies with large social presence
Arlene's self-service platform	A no/low code platform developed for quickly and easily pushing/updating Arlene's immersive products.	Brands, agencies

Competition

The key competitors for the Company's products and services are (i) Obsess AR, which offers managed services for virtual 360° shopping spaces; (ii) NexTech AR Solutions, which is agency focused on delivering end-to-end AR experiences; (iii) Ghost Retail, which offers retail technology for creating more immersive and tech-forward consumer experiences; and (iv) Roar, which is a 3D/AR company with CMS for launching activations.

Customer Base

Arlene launched brand-direct and currently has gained the most traction in the fashion, consumer goods, pets, and travel verticals. After demonstrating demand, Arlene is starting to see success dovetailing its products and services into larger agencies/networks with aggregated brands in Arlene's target verticals.

Supply Chain

Most of the Company's technology uses open-source libraries but certain specific features, such as floor tracking and hand tracking, use third party vendors. These vendors include 8th Wall and WebAR.rocks. The Company has access to alternate service providers in the event its current third party vendors and service providers are unable to provide services or any issues arise with its current vendors or service providers where a change is required to be made. The Company does not believe the loss of a current third party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations.

Intellectual Property

The Company currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets and is protected through intellectual assignment and confidentiality agreements. The Company anticipates that it will apply for patents later in 2021 as it expands upon AI-based 3D content creation and its optimization engine.

Domain Names

The Company owns the "arlene.io" and "4045media.com" domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$30,000
Sales(1)	35%	$8,750	40%	$200,000
Marketing(2)	15%	$3,750	12%	$60,000
Technology Research and Development(3)	35%	$8,750	40%	$200,000
General Working Capital	9%	$2,250	2%	$10,000
Total	**100%**	**$25,000**	**100%**	**$500,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) The Company will focus on sales leadership and lead generation resources, supporting sales enablement infrastructure and generating collateral to improve sales pitches.

(2) Our marketing efforts will focus on refining brand, generating consistent content/product marketing, attending relevant industry conferences/webinars and creating an effective demand generation team.

(3) We will continue to focus on building our self-service platforms, creating our Shopify app and supporting our team with development operations and technical design, as well as develop AI required for effective 3D rendering.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Colin Jacobsen	Chief Executive Officer and Director	Arlene, Inc., CEO, October 2018 to Present; Arlene, Inc. – March 2018 to October 2018	University of Pennsylvania, B.A., Economics, English, Cognitive Science, 2010
Robert Reisenweber	Chief Operating Officer and Director	Arlene, Inc., COO, October 2018 to Present; Arlene, Inc., CEO, March 2018 to October 2018	The Wharton School, University of Pennsylvania, B.S., Economics, 2008
Hermes Frangoudis	Chief Technology Officer	Arlene, Inc., CTO, October 2018 to Present; Blippar, AR Solutions Engineer, March 2018 – December 2018	Pennsylvania State University, BS, IST Design and Development Option, 2015

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two (2) employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). Of this amount, 1,388,889 shares of Common Stock were reserved for issuance under the Company's 2018 Equity Incentive Plan. At the closing of this Offering, assuming only the Target Offering Amount is sold, 12,986,111 shares of Common Stock will be issued and outstanding. Of this amount, 486,111 shares of Common Stock were sold and issued pursuant to Restricted Stock Purchase Agreements under the Company's 2018 Equity Incentive Plan and 1,371,528 shares of Common Stock remain subject to vesting requirements as of the date of this Offering.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	*12,986,111
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	92.32%

*486,111 shares of Common Stock were sold and issued as restricted stock to certain service providers. Additionally, 1,371,528 shares of Common Stock remain subject to vesting requirements as of the date of this Offering.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Shares Issuable Upon Exercise	$362,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Conversion(1) Cash Payout upon a Liquidity Event(2) Participation Right(3)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.96%(4)

(1) <u>Conversion upon an Equity Financing</u>. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed pre-money valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by either (1) the SAFE Price (the price per share equal to the Valuation Cap divided by the Company Capitalization) or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE preferred stock.

(2) <u>Payout upon a Liquidity Event</u>. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the expiration or termination of this SAFE, the holder of the SAFE will, at its option, either receive (i) a cash payment equal to the face amount of the SAFE, or (ii) a number of shares of Common Stock from the Company, automatically if the holder of the SAFE fails to select the cash option, in an amount equal to the face amount of the SAFE divided by the Liquidity Price. Liquidity Price means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

(3) <u>Participation Right</u>. The holder of the SAFE with a face amount not less than $25,000 has the right to purchase a pro-rata portion of private placements of securities by the Company, occurring after the next Equity Financing. "Pro rata" for purposes of this "participation right" will be calculated on the ratio of (a) the number of shares of the Company's capital stock held by the holder of the SAFE after conversion of the SAFE and immediately prior to the issuance of the securities to (b) the total number of shares of the Company's outstanding capital stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

(4) Percentage ownership assumes conversion of the face amount of the SAFE upon an Equity Financing at a $5,000,000 post-money valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

Type	SAFE (Simple Agreement for Future Equity)
Shares Issuable Upon Exercise	$37,400
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Conversion(1) Cash Payout upon a Liquidity Event(2) Participation Right(3)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	.72%(4)

(1) <u>Conversion upon an Equity Financing</u>. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed pre-money valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by either (1) the SAFE Price (the price per share equal to the Valuation Cap divided by the Company Capitalization) or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE preferred stock.

(2) <u>Payout upon a Liquidity Event</u>. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the expiration or termination of this SAFE, the holder of the SAFE will, at its option, either (i) receive the Cash Payment Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Cash Payment divided by the Liquidity Price, if the holder of the SAFE fails to select the cash option. Cash Payment is defined as (i) the face amount of the SAFE multiplied by 1.2 if total paid in cash, stock and other considerations in the Liquidity Event are less than $1,000,000, (ii) double the face amount of the SAFE multiplied by 1.2 if total consideration is between $1,000,000 and $5,000,000 or (iii) triple the face amount of the SAFE multiplied by 1.2 if total consideration is above $5,000,000. Liquidity Price means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

(3) <u>Participation Right</u>. The holder of the SAFE with a face amount not less than $25,000 has the right to purchase a pro-rata portion of private placements of securities by the Company, occurring after the next Equity Financing. "Pro rata" for purposes of this "participation right" will be calculated on the ratio of (a) the number of shares of the Company's capital stock held by the holder of the SAFE after conversion of the SAFE and immediately prior to the issuance of the securities to (b) the total number of shares of the Company's outstanding capital stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

(4) Percentage ownership assumes conversion of the face amount of the SAFE upon an Equity Financing at a $5,000,000 post-money valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Colin Jacobsen	5,000,000 shares of Common Stock	38.5%
Robert Reisenweber	5,000,000 shares of Common Stock	38.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto as Exhibit A, in addition to the following information.

Operations

Arlene, Inc. (the "**Company**") was incorporated on January 23, 2017 under the laws of the State of Delaware, and is headquartered in Erie, Pennsylvania. The Company changed its name from 4045 Media Corp. to Arlene, Inc. on November 9, 2018. The Company does not have any subsidiaries.

The Company offers immersive marketing turnkey solutions for product review, experiential shopping and virtual tours. Arlene's extended reality (XR) platform lowers the barrier to entry for brands looking to generate immersive 3D, augmented reality/virtual reality (AR/VR), and 360° experiences which are more accessible and results-driven. Brands have the ability to choose from an existing template or create their own template and the platform is available as both a self-service platform or as a fully managed service. Through its no/low code templatization and automation, Arlene powers 3D/AR activations, virtual experiences and tours, and social AR at scale. These experiences are available on any browser or mobile device, and flexibly integrate into eCommerce, advertising, and analytics platforms.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2021 the Company had an aggregate of $24,419 in cash and cash equivalents, leaving the Company with approximately nine (9) months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$399,400	17	Research & Development, Staffing and General Working Capital	October 18, 2018, September 11, 2018; October 29, 2018; January 6, 2019; January 8, 2019; January 24, 2019; February 28, 2019; July 15, 2019; October 24, 2019; January 8, 2020; March 15, 2020; May 21, 2020; September 22, 2020; October 24, 2020; December 4, 2020; January 6, 2021; February 28, 2021	Section 4(a)(2)
Restricted Common Stock	$0	*486,111	N/A	June 27, 2019; March 23, 2020; October 1, 2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive

relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The father to Hermes Frangoudis, the Company's Chief Technology Officer, participated in the SAFE Offering, dated January 6, 2021, for which he invested $5,000.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $500,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 5, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company may concurrently undertake to raise an additional $500,000 pursuant to an exemption under Rule 506(c) of Regulation D by offering to sell convertible notes that would convert into up to $500,000 of shares of the Company's preferred stock to be designated "Series A" (the "Series A Preferred Stock") to accredited investors outside of this Offering (the "Concurrent Offering"). The terms of the Series A Preferred Stock will be established at the time of issuance and the Series A Preferred Stock will be senior to the Company's Common Stock.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor

does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.
If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the

Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its, selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Colin Jacobsen
_____
(Signature)

Colin Jacobsen
_____
(Name)

Chief Executive Officer and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Colin Jacobsen
_____
(Signature)

Colin Jacobsen
_____
(Name)

Chief Executive Officer and Director
_____
(Title)

April 5, 2021
_____
(Date)

/s/Robert Reisenweber
_____
(Signature)

Robert Reisenweber
_____
(Name)

Chief Operating Officer and Director
_____
(Title)

April 5, 2021
_____
(Date)

/s/Hermes Frangoudis
<hr>
(Signature)

Hermes Frangoudis
<hr>
(Name)

Chief Technology Officer
<hr>
(Title)

April 5, 2021
<hr>
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

ARLENE, INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Arlene, Inc.
New York, New York

We have reviewed the accompanying financial statements of Arlene, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
March 19 2021

ARLENE, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 26,891	$ 15,139
Accounts receivable, net	15,700	-
Advances to related parties, net of advances from related parties	5,053	5,453
TOTAL CURRENT ASSETS	47,644	20,592
TOTAL ASSETS	$ 47,644	$ 20,592

LIABILITIES AND STOCKHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accrued expenses	$ 193	$ 140
TOTAL CURRENT LIABILITIES	193	140
TOTAL LONG-TERM LIABILITIES	-	-
TOTAL LIABILITIES	193	140
STOCKHOLDERS' EQUITY		
Common stock, see note 4	130	128
Additional paid-in capital - SAFEs	380,400	275,900
Subscriptions receivable - SAFEs	(4,500)	-
Accumulated deficit	(328,579)	(255,576)
TOTAL STOCKHOLDERS' EQUITY	47,451	20,452
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 47,644	$ 20,592

See independent accountant's review report and accompanying notes to financial statements.

ARLENE, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 23,240	$ 17,825
COST OF GOODS SOLD	1,342	9,600
GROSS PROFIT	21,898	8,225
OPERATING EXPENSES		
Contractors	65,170	154,820
General and administrative	44,396	79,707
Sales and marketing	135	397
TOTAL OPERATING EXPENSES	109,701	234,924
NET OPERATING INCOME	(87,803)	(226,699)
OTHER INCOME		
Grant income	14,800	-
TOTAL OTHER INCOME	14,800	-
NET LOSS	$ (73,003)	$ (226,699)

See independent accountant's review report and accompanying notes to financial statements.

ARLENE, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Common Stock		Additional Paid-in Capital - SAFEs	Subscriptions Receivable - SAFEs	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
BEGINNING BALANCE, JANUARY 1, 2019	12,500,000	$ 125	133,000	(10,000)	$ (28,877)	$ 94,248
Issuance of common stock	277,778	3	-	-	-	3
Issuance/(repayment) of SAFEs	-	-	142,900	10,000	-	152,900
Net loss	-	-	-	-	(226,699)	(226,699)
ENDING BALANCE, DECEMBER 31, 2019	12,777,778	$ 128	275,900	$ -	$ (255,576)	$ 20,452
Issuance of common stock	208,333	2	-	-	-	2
Issuance of SAFEs	-	-	104,500	(4,500)	-	100,000
Net loss	-	-	-	-	(73,003)	(73,003)
ENDING BALANCE, DECEMBER 31, 2020	12,986,111	$ 130	380,400	$ (4,500)	$ (328,579)	$ 47,451

ARLENE, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (73,003)	$ (226,699)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in assets:		
Accounts receivable	(15,700)	-
Increase (decrease) in liabilities:		
Accrued expenses	53	140
CASH USED FOR OPERATING ACTIVITIES	(88,650)	(226,559)
CASH FLOWS FROM FINANCING ACTIVITIES		
Reypayment from related parties	400	47
Issuance of common stock	2	3
Issuance of SAFE obligations	100,000	152,900
CASH PROVIDED BY FINANCING ACTIVITIES	100,402	152,950
NET INCREASE (DECREASE) IN CASH	11,752	(73,609)
CASH AT BEGINNING OF YEAR	15,139	88,748
CASH AT END OF YEAR	$ 26,891	$ 15,139
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Arlene, Inc. (the "Company") was incorporated in the State of Delaware on January 23, 2017. The Company specializes in connecting people and brands in immersive environments. The Company's headquarters are in New York, New York. The Company began operations in 2017.

Going Concern
Since Inception, the Company has relied on funds from the issuance of Simple Agreements for Future Equity ("SAFEs') to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital and funds from revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable
Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020, and 2019, the Company had $15,700 and nil in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of December 31, 2020, and 2019, the Company believes that all amounts in accounts receivable are collectible. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling extended reality platforms to brands either as a self-service platform or as a fully managed service. The Company's payments are generally collected net thirty. For years ending December 31, 2020 and 2019 the Company recognized $23,240 and $17,825 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

Stock-Based Compensation
The Company accounts for its stock-based compensation awards in accordance with ASC 718, Compensation-Stock Compensation ("ASC 718"). ASC 718 requires all stock-based payments to employees and directors, including grants of restricted stock units and stock option awards, to be recognized as expense in the statements of operations based on their grant date fair values. Grants of restricted stock units and stock option awards to other service providers, referred to as

1.   **Summary of Significant Accounting Policies (continued)**

Stock-Based Compensation (continued)
non-employees, are measured based on the grant-date fair value of the award and expensed in the Company's statement of operations over the vesting period.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Advances to Related Parties**</u>

From time-to-time the Company gives and takes advances from shareholders. As of December 31, 2020, and 2019, the balance of the advances to related parties, net of advances from related parties was $5,053 and $5,453, respectively. These advances have no interest rate or specified maturity date.

4.   <u>**Equity**</u>

Additional Paid-in Capital – SAFEs
The Company has issued SAFEs totaling $380,400 and $275,900 as of December 31, 2020 and 2019, respectively. The SAFEs are automatically convertible into preferred stock on the completion of a transaction with the principal purpose of raising capital in which the Company issues and sells preferred stock at a fixed money valuation ("Equity Financing"). The conversion price is the lesser of 80% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of $5,000,000 divided by the sum of all shares of capital stock on an as-converted basis issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities, all shares of common stock reserved and available for future grant, and any increase of an equity incentive plan, but excluding all SAFEs and convertible notes. The Company has not yet collected payments of $4,500 and nil of the SAFEs, and that amount remains in the subscription's receivable as of December 31, 2020 and 2019.

4.   **Equity (continued)**

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 14,000,000 shares, at $0.00001 par value per share. As of December 31, 2020, and 2019, 12,986,111 and 12,777,778 shares have been issued and are outstanding. As of December 31, 2020 and 2019, 4,275,174 and 7,569,445 shares remain unvested and subject to repurchase, respectively.

Stock-Based Compensation
The Company's 2018 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,388,889 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020, and 2019, no shares or options have been issued under the Plan.

5.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on January 23, 2017 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.   **Subsequent Events**

Issuance of SAFEs
In January and February 2021, the Company issued SAFEs totaling $7,500. The SAFEs are automatically convertible into preferred stock on the completion of an Equity Financing. The conversion price is the lesser of 80% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of $5,000,000 divided by the sum of all shares of capital stock on an as-converted basis issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities, all shares of common stock reserved and available for future grant, and any increase of an equity incentive plan, but excluding all SAFEs and convertible notes.

Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation
Management has evaluated subsequent events through March 19 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

See independent accountant's review report.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Arlene

Logo	



Headline	Making immersive technology accessible & results-driven

---

Hero Image

Tags	B2B, SAAS, AR, Marketing tools, Coming soon

Pitch text

Summary

- Making 3D, AR, and 360 experiences more accessible
- 360 showrooms and tours, 3D/AR preview, social AR - no coding required
- Launch partners include Coach, The Sill, Muttropolis, Revo, Flowcode
- $10K MRR and growing with pipeline including Macy's, KONG Box, and more
- Backed by leading MarTech VCs: MathCapital and Same Page Capital

Problem

Immersive experiences are neat, but expensive and lack results

A few years ago, immersive activations such as 3D, AR, and 360 were new and hyped up. Whether enabling AR by scanning a product label or building Snapchat face filters, brands invested large amounts into creating custom one-off experiences that generated amazing engagement. **Pokemon Go reached 50M users in 19 days!**

Compatible devices are everywhere, but **the industry is bottlenecked by the creation of content.** While immersive experiences are highly engaging, they are expensive to build. Additionally, current solutions lack user-friendly tools, best practice templates, and optimizations that drive results. This makes it difficult for brands to utilize immersive experiences as a viable long-term channel.



Solution

Arlene: Immersive technology that's accessible, scalable, and data-driven

Modern brands require innovative solutions to engage with their audiences. Arlene elevates consumer engagement through a full suite that powers experiences such as 360 virtual showrooms/tours, 3D/AR product preview, and social AR.



 With user-friendly self-service tools and managed services, **Arlene provides cross-channel, data-optimized experiences that can flexibly integrate with eCommerce, advertising, and analytics stacks.** The platform automates engagement measurement and continuous iteration of experiences.

Arlene enables brands of all sizes (e.g. Shopify customers) to create immersive eCommerce experiences that were previously only available to enterprise-level brands with big budgets to hire expensive creative/software development agencies.

Product

Implement fully scaled immersive marketing experiences with ease

Arlene's customer-driven platform creates immersive experiences that are memorable and translate to increases in sales and conversion events. Arlene provides a modular, repeatable approach, where experiences can be updated on the fly and used easily across various products and promotions.

The platform works as a 3-step process:

1. **Generate immersive content** — create cross-platform 3D and 360 assets. Configure immersive templates for client needs.

2. **Optimize for results** — define consumer interactions and conversions.

3. **Scale experiences** — instantly push/update experiences through Arlene's 3D/360 editors and CMS.

1 End-to-end immersive experiences

- Cross-platform development
- 3D creation enhanced by AI
- Education and consultation

2 Data-driven optimizations

- Robust analytics
- Conversion boosters
- ML-based insights

3 Self-service tools to scale

- No/low code templates and CMS
- Rinse and repeat experiences
- In-house white labeling





Virtual product previews & try-ons

Showrooms, tours, events, & education

Social AR filters



Traction

Proven and successful tech with revenue growing across major brands and agencies

Arlene's industry-leading product has been adopted by major consumer brands. With clients including Coach, The Sill, Revo, and KONG Box, Arlene achieved $10k in MRR entering 2021. QoQ revenue is increasing by over 20% for Q1 2021.

Active clients



Qualified pipeline





After proving brand demand, Arlene is now partnering with agencies who can help quicker scale the platform across many companies and verticals. In February 2021, Arlene launched sales initiatives focused on email, paid advertising, and account based marketing. This has led to a pipeline including Target, Macy's, Sotheby's, Harlequin Design, Spark Foundry, and more.

Early results include **20% decrease in return rate, 11x increase in dwell time, and 2.5x uptick in conversions**.



Powering an immersive artscape for Coach x Disney Mickey Mouse x Keith Haring, Arlene's technology **increased AOV 16% and ROI 8x** with **307k views**. Try it out here!

Customers

They're loving Arlene

Arlene has active contracts with companies such as **Coach, Disney, Flowcode and KONG Box, among many others**. Companies in our pipeline include Target, Macy's and Sotheby's. We've proven that **customers can decrease costs by as much as 75% when**

they use Arlene's platform. Not only that, but **launches are 5X faster** and have **long-term scalability** through intuitive self-service tools and cross-platform compatibility.

ARLENE IS AN ESSENTIAL PARTNER IN QUICKLY HELPING US REACH NEW AUDIENCES IN NEW WAYS. THEIR TEAM IS BOTH VISIONARY AND PRACTICAL. I CAN'T IMAGINE APPROACHING THE COMPLICATED PROBLEMS WE NOW FACE AS A COMPANY WITHOUT THEM.

David Lehman
Digital Director, Coach



ARLENE ENABLED CUSTOMERS TO PREVIEW AND PURCHASE OUR PLANTS USING AR. BEYOND PROVIDING A MEMORABLE EXPERIENCE, THE TECH ALSO INCREASED OUR AD ENGAGEMENT AND SITE TRAFFIC.

Christina Sotto
Digital of Lifecycle Marketing, The Sill

WITH OUR CUSTOMERS AND INFLUENCERS CRAVING INNOVATIVE INTERACTIONS, WE SAW POWERFUL ENGAGEMENT AFTER USING ARLENE FOR OUR VIRTUAL HOLIDAY POP-UP.

Kevin Campbell
VP of BD, Metamorphosis Partners





ARLENE'S VIRTUAL TOURS
WERE SO HELPFUL IN
SHOWCASING FACILITIES
WHERE WE PREVIOUSLY
DIDN'T HAVE ANY OPTIONS.
THESE POTENTIAL EVENT
OWNERS WERE VERY
IMPRESSED.

Emily Biddle
Marketing Director, Erie Sports

Business Model

Reached an MRR of $10K

Arlene has a hybrid revenue model, where we have **reached $10K in MRR**. As we grow, we plan to scale recurring SaaS revenue while monetizing volumetric upside from ads, performance marketing, and managed services. We **project that we have a 10X growth potential** if we expand in the current verticals, and a **$1M+ ARR potential in the next 6-12 months**.



Client example: *Major Fashion Brand*

- Platform subscription: **$3.5k/month**
- Immersive advertising: **$3k/month**
- Affiliate programs: **$2.5k/month**
- Managed client services: **$2k/month**
- CLIENT ARR: **$132k/year**

Market

Immersive AR/VR is currently a $15.3B addressable market

Business Wire estimates that the AR market size is set to grow at **43.1% CAGR** from 2021-2027, leading to a **$188B market opportunity in 2027**. Arlene has several other industries to target as well, including digital advertising, social filters, and live-stream

video - which amass to separate addressable markets over $40B.

The world is quickly **seeing rapid growth in the adoption of immersive marketing,** making this an optimal time for Arlene to launch a fully-scaled marketing campaign. We can adapt proven models to grow our channels across virtually all forms of digital media in order to increase brand recognition and influence.





Competition

We make immersive marketing accessible

Arlene is currently **the only product in the marketplace offering a comprehensive suite of no/low code immersive tools that easily integrate into eCommerce, advertising, and analytics stacks.** Our competition is pushing commoditized technical products, while we differentiate ourselves as a connected fiber making immersive more accessible and results-driven to our clients.

	arlene	Obsess	NEXTECH AR SOLUTIONS	GhostRetail	ROAR
3D/AR product preview	X		X		X
360 showrooms/tours	X	X			
Cross-channel support	X		X	X	
Templates & CMS	X			X	X
Advertising integrations	X		X	X	X
eCommerce integrations	X	X	X	X	
Marker tracking	X		X		X
Livestream video support		X		X	X

Vision

Expanding quickly to democratize immersive experiences

With rapid improvements to hardware and mobile infrastructure, Arlene believes immersive technology should be ingrained into everyday usage. While Arlene has used marketing and eCommerce as an entry-point for traction, the platform is agnostically built to make immersive technology more accessible, regardless of the industry.



2021 growth plan

As Arlene expands it sees large opportunities across education, healthcare, defense, entertainment, and other verticals that benefit from visual, interactive experiences.

With your investment, Arlene will continue to refine and develop our immersive tools, such as our self-service platform (including a Shopify app) and AI-optimized 3D creation process. We plan to establish ourselves as the **premier choice for delivering immersive experiences** within the digital space by the end of 2024. Companies such as Adobe, Facebook, Snapchat, and Shopify have strategic initiatives in the immersive consumer experience space, and **can be natural acquirers of Arlene in the future.**

Investors

Raised $375K in capital

Arlene is currently raising $1M to grow partnerships with top brands and agencies, launch our new self-service platform, and reach $1M+ in ARR. We have **raised $375K in capital** up until this point, with **notable investors like MathCapital, Same Page Capital, and angels from Goldman Sachs, Adobe, and Snapchat.**

Fundraising





WE ARE EXCITED ABOUT THE
POTENTIAL OF ARLENE'S
IMMERSIVE MARKETING
CAPABILITIES TO
TRANSFORM THE WAY
BRANDS INTERACT WITH
CONSUMERS.

Eric Franchi
Partner, MathCapital

Founders

Leadership with strong experience in AR, MarTech, and startup exits



Colin Jacobsen
Co-founder, CEO

- Early MoPub pub partnerships team. Acquired by Twitter for $350M.
- Client Services & BD at Twitter. Led MoPub's growth in LatAm.
- Managed $30M+ in pub rev/year.
- 10 years working in ad-tech.



Bob Reisenweber
Co-founder, COO

- Former M&A investment banker at UBS.
- Former advisor to Acoustic Data.
- 8+ years experience investing and working at startups, with a focus on operations.



Hermes Frangoudis
Co-founder, CTO

- Built 100+ AR experiences at Blippar. Worked with Coca Cola, Marvel, Porsche, & others.
- Head of Blippar's Commercial App and Experience development.
- 15+ years as full-stack developer.

Advisory:

- Eric Franchi - Operating Partner, MathCapital
- Wan Li Zhu - Partner, Fairhaven Capital
- Jeremy Hlavacek - CRO, The Weather Company (IBM Watson)
- Norm Page - Partner, Same Page Capital
- Nick Pahade - Partner, Same Page Capital

- Kate Herbert - Director of BD, Oracle
- Adam Weiss - SVP Strategy, Rakuten
- Eddie Long - Sr. Engineer, Apple
- Rick Welch - Head of Programmatic, Flipboard
- Panicko Philippou- Ex-CEO of Diesel & Ben Sherman

Team

	Colin Jacobsen	CEO, Co-Founder
	Bob Reisenweber	COO, Co-Founder
	Hermes Frangoudis	CTO, Co-Founder

Perks

$250	Arlene pen, sticker, and notepad
$500	Arlene pen, sticker, and notepad Company t-shirt
$1,000	Arlene pen, sticker, and notepad Company t-shirt Basic AR filter available on Instagram
$5,000	Arlene pen, sticker, and notepad Company t-shirt Basic AR filter available on Instagram Basic 3D design of choice
$10,000	Arlene pen, sticker, and notepad Company t-shirt Basic AR filter available on Instagram Basic 3D design of choice Call with co-founders
$25,000	Arlene pen, sticker, and notepad Company t-shirt Basic AR filter available on Instagram Basic 3D design of choice Branded 360 virtual pop-up experience Call with co-founders Included on quarterly investor email updates for '21

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

ARLENE, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Arlene, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $6,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**.

        (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in

lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material

statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed

by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.   The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.   SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by

state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(l)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise

Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ARLENE, INC.

By:
Name: Colin Jacobsen
Title: Chief Executive Officer
Address: 2808 Concordia Drive, Erie, PA 16506
Email: Colin@arlene.io

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between Arlene, Inc., a Delaware corporation (the "*Company*") and [Investor Name] ("*Stockholder"*). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing <u>Section 1</u>.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Testing the Waters Communication

 Republic



Company Name	Arlene
Logo	
Headline	Making immersive technology accessible & results-driven
Hero Image	
Tags	B2B, SAAS, Adtech, AR

Pitch text

Summary

- Making 3D, AR, and 360 experiences more accessible
- 360 showrooms and tours, 3D/AR preview, social AR - no coding required
- Launch partners include Coach, The Sill, Muttropolis, Revo, Flowcode
- $10K MRR and growing with pipeline including Macy's, KONG Box, and more
- Backed by leading MarTech VCs: MathCapital and Same Page Capital

Problem

Immersive experiences are neat, but expensive and lack results

A few years ago, immersive activations such as 3D, AR, and 360 were new and hyped up. Whether enabling AR by scanning a product label or building Snapchat face filters, brands invested large amounts into creating custom one-off experiences that generated amazing engagement. **Pokemon Go reached 50M users in 19 days!**

Compatible devices are everywhere, but **the industry is bottlenecked by the creation of content.** While immersive experiences are highly engaging, they are expensive to build. Additionally, current solutions lack user-friendly tools, best practice templates, and optimizations that drive results. This makes it difficult for brands to utilize immersive experiences as a viable long-term channel.



Solution

Arlene: Immersive technology that's accessible, scalable, and data-driven

Modern brands require innovative solutions to engage with their audiences. Arlene elevates consumer engagement through a full suite that powers experiences such as 360 virtual showrooms/tours, 3D/AR product preview, and social AR.



With user-friendly self-service tools and managed services, **Arlene provides cross-channel, data-optimized experiences that can flexibly integrate with eCommerce, advertising, and analytics stacks.** The platform automates engagement measurement and continuous iteration of experiences.

Arlene enables brands of all sizes (e.g. Shopify customers) to create immersive eCommerce experiences that were previously only available to enterprise-level brands with big budgets to hire expensive creative/software development agencies.

Product

Implement fully scaled immersive marketing experiences with ease

Arlene's customer-driven platform creates immersive experiences that are memorable and translate to increases in sales and conversion events. Arlene provides a modular, repeatable approach, where experiences can be updated on the fly and used easily across various products and promotions.

The platform works as a 3-step process:

1. **Generate immersive content** — create cross-platform 3D and 360 assets. Configure immersive templates for client needs.

2. **Optimize for results** — define consumer interactions and conversions.

3. **Scale experiences** — instantly push/update experiences through Arlene's 3D/360 editors and CMS.

1 **End-to-end immersive experiences**

- Cross-platform development
- 3D creation enhanced by AI
- Education and consultation

2 **Data-driven optimizations**

- Robust analytics
- Conversion boosters
- ML-based insights

3 **Self-service tools to scale**

- No/low code templates and CMS
- Rinse and repeat experiences
- In-house white labeling







Virtual product previews & try-ons

Showrooms, tours, events, & education

Social AR filters



Traction

Proven and successful tech with revenue growing across major brands and agencies

Arlene's industry-leading product has been adopted by major consumer brands. With clients including Coach, The Sill, Revo, and KONG Box, Arlene achieved $10k in MRR entering 2021. QoQ revenue is increasing by over 20% for Q1 2021.

Active clients



Qualified pipeline





After proving brand demand, Arlene is now partnering with agencies who can help quicker scale the platform across many companies and verticals. In February 2021, Arlene launched sales initiatives focused on email, paid advertising, and account based marketing. This has led to a pipeline including Target, Macy's, Sotheby's, Harlequin Design, Spark Foundry, and more.

Early results include **20% decrease in return rate, 11x increase in dwell time, and 2.5x uptick in conversions**.



Powering an immersive artscape for Coach x Disney Mickey Mouse x Keith Haring, Arlene's technology **increased AOV 16% and ROI 8x** with **307k views**. Try it out here!

Customers

They're loving Arlene

Arlene has active contracts with companies such as **Coach, Disney, Flowcode and KONG Box, among many others**. Companies in our pipeline include Target, Macy's and Sotheby's. We've proven that **customers can decrease costs by as much as 75% when they use Arlene's platform**. Not only that, but **launches are 5X faster** and have **long-term scalability** through intuitive self-service tools and cross-platform compatibility.

ARLENE IS AN ESSENTIAL PARTNER IN QUICKLY HELPING US REACH NEW AUDIENCES IN NEW WAYS. THEIR TEAM IS BOTH VISIONARY AND PRACTICAL. I CAN'T IMAGINE APPROACHING THE COMPLICATED PROBLEMS WE NOW FACE AS A COMPANY WITHOUT THEM.

David Lehman
Digital Director, Coach



ARLENE ENABLED CUSTOMERS TO PREVIEW AND PURCHASE OUR PLANTS USING AR. BEYOND PROVIDING A MEMORABLE EXPERIENCE, THE TECH ALSO INCREASED OUR AD ENGAGEMENT AND SITE TRAFFIC.

Christina Sotto
Digital of Lifecycle Marketing, The Sill

WITH OUR CUSTOMERS AND INFLUENCERS CRAVING INNOVATIVE INTERACTIONS, WE SAW POWERFUL ENGAGEMENT AFTER USING ARLENE FOR OUR VIRTUAL HOLIDAY POP-UP.

Kevin Campbell
VP of BD, Metamorphosis Partners





Business Model

Reached an MRR of $10K

Arlene has a hybrid revenue model, where we have **reached $10K in MRR**. As we grow, we plan to scale recurring SaaS revenue while monetizing volumetric upside from ads, performance marketing, and managed services**. We project that we have a 10X growth potential** if we expand in the current verticals, and a **$1M+ ARR potential in the next 6-12 months**.



Client example: *Major Fashion Brand*

- Platform subscription: **$3.5k/month**
- Immersive advertising: **$3k/month**
- Affiliate programs: **$2.5k/month**
- Managed client services: **$2k/month**
- CLIENT ARR: **$132k/year**

Market

Immersive AR/VR is currently a $15.3B addressable market

Business Wire estimates that the AR market size is set to grow at **43.1% CAGR** from 2021-2027, leading to a **$188B market opportunity in 2027**. Arlene has several other industries to target as well, including digital advertising, social filters, and live-stream

video - which amass to separate addressable markets over $40B.

The world is quickly **seeing rapid growth in the adoption of immersive marketing,** making this an optimal time for Arlene to launch a fully-scaled marketing campaign. We can adapt proven models to grow our channels across virtually all forms of digital media in order to increase brand recognition and influence.





Competition

We make immersive marketing accessible

Arlene is currently **the only product in the marketplace offering a comprehensive suite of no/low code immersive tools that easily integrate into eCommerce, advertising, and analytics stacks.** Our competition is pushing commoditized technical products, while we differentiate ourselves as a connected fiber making immersive more accessible and results-driven to our clients.

	arlene	Obsess	NEXTECH AR SOLUTIONS	GhostRetail	ROAR
3D/AR product preview	x	x	x		x
360 showrooms/tours	x				
Cross-channel support	x		x	x	
Templates & CMS	x			x	x
Advertising integrations	x		x	x	x
eCommerce integrations	x	x	x	x	
Marker tracking			x		x
Livestream video support		x		x	x

Vision

Expanding quickly to democratize immersive experiences

With rapid improvements to hardware and mobile infrastructure, Arlene believes immersive technology should be ingrained into everyday usage. While Arlene has used marketing and eCommerce as an entry-point for traction, the platform is agnostically built to make immersive technology more accessible, regardless of the industry.



As Arlene expands it sees large opportunities across education, healthcare, defense, entertainment, and other verticals that benefit from visual, interactive experiences.

With your investment, Arlene will continue to refine and develop our immersive tools, such as our self-service platform (including a Shopify app) and AI-optimized 3D creation process. We plan to establish ourselves as the **premier choice for delivering immersive experiences** within the digital space by the end of 2024. Companies such as Adobe, Facebook, Snapchat, and Shopify have strategic initiatives in the immersive consumer experience space, and **can be natural acquirers of Arlene in the future.**

Investors

Raised $375K in capital

Arlene is currently raising $1M to grow partnerships with top brands and agencies, launch our new self-service platform, and reach $1M+ in ARR. We have **raised $375K in capital** up until this point, with **notable investors like MathCapital, Same Page Capital, and angels from Goldman Sachs, Adobe, and Snapchat.**

Fundraising





WE ARE EXCITED ABOUT THE POTENTIAL OF ARLENE'S IMMERSIVE MARKETING CAPABILITIES TO TRANSFORM THE WAY BRANDS INTERACT WITH CONSUMERS.

Eric Franchi
Partner, MathCapital

Founders

Leadership with strong experience in AR, MarTech, and startup exits







Colin Jacobsen
Co-founder, CEO

- Early MoPub pub partnerships team. Acquired by Twitter for $350M.
- Client Services & BD at Twitter. Led MoPub's growth in Latam.
- Managed $30M+ in pub rev/year.
- 10 years working in adtech.

Bob Reisenweber
Co-founder, COO

- Former M&A investment banker at UBS.
- Raised $8M series A for Acoustic Data.
- 8+ years experience investing and working at startups, with a focus on operations.

Hermes Frangoudis
Co-founder, CTO

- Built 100+ AR experiences at Blippar. Worked with Coca Cola, Marvel, Porsche, & others.
- Head of Blippar's Commercial App and Experience development.
- 15+ years as full-stack developer.

Advisory:

- Eric Franchi - Operating Partner, MathCapital
- Wan Li Zhu - Partner, Fairhaven Capital
- Jeremy Hlavacek - CRO, The Weather Company (IBM Watson)
- Norm Page - Partner, Same Page Capital
- Nick Pahade - Partner, Same Page Capital

- Kate Herbert - Director of BD, Oracle
- Adam Weiss - SVP Strategy, Rakuten
- Eddie Long - Sr. Engineer, Apple
- Rick Welch - Head of Programmatic, Flipboard
- Panicko Philippou- Ex-CEO of Diesel & Ben Sherman

Team

	Colin Jacobsen	CEO, Co-Founder
	Bob Reisenweber	COO, Co-Founder
	Hermes Frangoudis	CTO, Co-Founder

Perks

$250	Arlene pen, sticker, and notepad
$500	Arlene pen, sticker, and notepad Company t-shirt
$1,000	Arlene pen, sticker, and notepad Company t-shirt Basic AR filter available on Instagram
$5,000	Arlene pen, sticker, and notepad Company t-shirt Basic AR filter available on Instagram Basic 3D design of choice
$10,000	Arlene pen, sticker, and notepad Company t-shirt Basic AR filter available on Instagram Basic 3D design of choice Call with co-founders
$25,000	Arlene pen, sticker, and notepad Company t-shirt Basic AR filter available on Instagram Basic 3D design of choice Branded 360 virtual pop-up experience Call with co-founders Included on quarterly investor email updates for '21

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

 **Republic**

Company Name	Arlene

Logo



Headline   Making immersive technology accessible & results-driven

Hero Image

Tags   B2B, SAAS, AR, Marketing tools, Coming soon

Pitch text

Summary

- Making 3D, AR, and 360 experiences more accessible
- 360 showrooms and tours, 3D/AR preview, social AR - no coding required
- Launch partners include Coach, The Sill, Muttropolis, Revo, Flowcode
- $10K MRR and growing with pipeline including Macy's, KONG Box, and more
- Backed by leading MarTech VCs: MathCapital and Same Page Capital

Problem

Immersive experiences are neat, but expensive and lack results

A few years ago, immersive activations such as 3D, AR, and 360 were new and hyped up. Whether enabling AR by scanning a product label or building Snapchat face filters, brands invested large amounts into creating custom one-off experiences that generated amazing engagement. **Pokemon Go reached 50M users in 19 days!**

Compatible devices are everywhere, but **the industry is bottlenecked by the creation of content.** While immersive experiences are highly engaging, they are expensive to build. Additionally, current solutions lack user-friendly tools, best practice templates, and optimizations that drive results. This makes it difficult for brands to utilize immersive experiences as a viable long-term channel.



Solution

Arlene: Immersive technology that's accessible, scalable, and data-driven

Modern brands require innovative solutions to engage with their audiences. Arlene elevates consumer engagement through a full suite that powers experiences such as 360 virtual showrooms/tours, 3D/AR product preview, and social AR.



 With user-friendly self-service tools and managed services, **Arlene provides cross-channel, data-optimized experiences that can flexibly integrate with eCommerce, advertising, and analytics stacks.** The platform automates engagement measurement and continuous iteration of experiences.

Arlene enables brands of all sizes (e.g. Shopify customers) to create immersive eCommerce experiences that were previously only available to enterprise-level brands with big budgets to hire expensive creative/software development agencies.

Product

Implement fully scaled immersive marketing experiences with ease

Arlene's customer-driven platform creates immersive experiences that are memorable and translate to increases in sales and conversion events. Arlene provides a modular, repeatable approach, where experiences can be updated on the fly and used easily across various products and promotions.

The platform works as a 3-step process:

1. **Generate immersive content** — create cross-platform 3D and 360 assets. Configure immersive templates for client needs.

2. **Optimize for results** — define consumer interactions and conversions.

3. **Scale experiences** — instantly push/update experiences through Arlene's 3D/360 editors and CMS.

1 **End-to-end immersive experiences**

- *Cross-platform development*
- *3D creation enhanced by AI*
- *Education and consultation*

2 **Data-driven optimizations**

- *Robust analytics*
- *Conversion boosters*
- *ML-based insights*

3 **Self-service tools to scale**

- *No/low code templates and CMS*
- *Rinse and repeat experiences*
- *In-house white labeling*







> Virtual product previews & try-ons

> Showrooms, tours, events, & education

> Social AR filters

Traction

Proven and successful tech with revenue growing across major brands and agencies

Arlene's industry-leading product has been adopted by major consumer brands. With clients including Coach, The Sill, Revo, and KONG Box, Arlene achieved $10k in MRR entering 2021. QoQ revenue is increasing by over 20% for Q1 2021.

Active clients



Qualified pipeline





After proving brand demand, Arlene is now partnering with agencies who can help quicker scale the platform across many companies and verticals. In February 2021, Arlene launched sales initiatives focused on email, paid advertising, and account based marketing. This has led to a pipeline including Target, Macy's, Sotheby's, Harlequin Design, Spark Foundry, and more.

Early results include **20% decrease in return rate, 11x increase in dwell time, and 2.5x uptick in conversions**.



Powering an immersive artscape for Coach x Disney Mickey Mouse x Keith Haring, Arlene's technology **increased AOV 16% and ROI 8x** with **307k views**. Try it out here!

Customers

They're loving Arlene

Arlene has active contracts with companies such as **Coach, Disney, Flowcode and KONG Box, among many others**. Companies in our pipeline include Target, Macy's and Sotheby's. We've proven that **customers can decrease costs by as much as 75% when**

they use Arlene's platform. Not only that, but **launches are 5X faster** and have **long-term scalability** through intuitive self-service tools and cross-platform compatibility.

ARLENE IS AN ESSENTIAL PARTNER IN QUICKLY HELPING US REACH NEW AUDIENCES IN NEW WAYS. THEIR TEAM IS BOTH VISIONARY AND PRACTICAL. I CAN'T IMAGINE APPROACHING THE COMPLICATED PROBLEMS WE NOW FACE AS A COMPANY WITHOUT THEM.

David Lehman
Digital Director, Coach



ARLENE ENABLED CUSTOMERS TO PREVIEW AND PURCHASE OUR PLANTS USING AR. BEYOND PROVIDING A MEMORABLE EXPERIENCE, THE TECH ALSO INCREASED OUR AD ENGAGEMENT AND SITE TRAFFIC.

Christina Sotto
Digital of Lifecycle Marketing, The Sill

WITH OUR CUSTOMERS AND INFLUENCERS CRAVING INNOVATIVE INTERACTIONS, WE SAW POWERFUL ENGAGEMENT AFTER USING ARLENE FOR OUR VIRTUAL HOLIDAY POP-UP.

Kevin Campbell
VP of BD, Metamorphosis Partners





Business Model

Reached an MRR of $10K

Arlene has a hybrid revenue model, where we have **reached $10K in MRR**. As we grow, we plan to scale recurring SaaS revenue while monetizing volumetric upside from ads, performance marketing, and managed services. We **project that we have a 10X growth potential** if we expand in the current verticals, and a **$1M+ ARR potential in the next 6-12 months**.



Client example: *Major Fashion Brand*

- Platform subscription: **$3.5k/month**
- Immersive advertising: **$3k/month**
- Affiliate programs: **$2.5k/month**
- Managed client services: **$2k/month**
- CLIENT ARR: **$132k/year**

Market

Immersive AR/VR is currently a $15.3B addressable market

Business Wire estimates that the AR market size is set to grow at **43.1% CAGR** from 2021-2027, leading to a **$188B market opportunity in 2027**. Arlene has several other industries to target as well, including digital advertising, social filters, and live-stream

video - which amass to separate addressable markets over $40B.

The world is quickly **seeing rapid growth in the adoption of immersive marketing,** making this an optimal time for Arlene to launch a fully-scaled marketing campaign. We can adapt proven models to grow our channels across virtually all forms of digital media in order to increase brand recognition and influence.





Competition

We make immersive marketing accessible

Arlene is currently **the only product in the marketplace offering a comprehensive suite of no/low code immersive tools that easily integrate into eCommerce, advertising, and analytics stacks.** Our competition is pushing commoditized technical products, while we differentiate ourselves as a connected fiber making immersive more accessible and results-driven to our clients.

	arlene	Obsess	NEXTECH AR SOLUTIONS	GhostRetail	ROAR
3D/AR product preview	X		X		X
360 showrooms/tours	X	X			
Cross-channel support	X		X	X	
Templates & CMS	X			X	X
Advertising integrations	X		X	X	X
eCommerce integrations	X	X	X	X	
Marker tracking	X		X		X
Livestream video support		X		X	X

Vision

Expanding quickly to democratize immersive experiences

With rapid improvements to hardware and mobile infrastructure, Arlene believes immersive technology should be ingrained into everyday usage. While Arlene has used marketing and eCommerce as an entry-point for traction, the platform is agnostically built to make immersive technology more accessible, regardless of the industry.



As Arlene expands it sees large opportunities across education, healthcare, defense, entertainment, and other verticals that benefit from visual, interactive experiences.

With your investment, Arlene will continue to refine and develop our immersive tools, such as our self-service platform (including a Shopify app) and AI-optimized 3D creation process. We plan to establish ourselves as the **premier choice for delivering immersive experiences** within the digital space by the end of 2024. Companies such as Adobe, Facebook, Snapchat, and Shopify have strategic initiatives in the immersive consumer experience space, and **can be natural acquirers of Arlene in the future.**

Investors

Raised $375K in capital

Arlene is currently raising $1M to grow partnerships with top brands and agencies, launch our new self-service platform, and reach $1M+ in ARR. We have **raised $375K in capital** up until this point, with **notable investors like MathCapital, Same Page Capital, and angels from Goldman Sachs, Adobe, and Snapchat.**





Founders

Leadership with strong experience in AR, MarTech, and startup exits



Colin Jacobsen
Co-founder, CEO

- Early MoPub pub partnerships team. Acquired by Twitter for $350M.
- Client Services & BD at Twitter. Led MoPub's growth in LatAm.
- Managed $30M+ in pub rev/year.
- 10 years working in ad-tech.



Bob Reisenweber
Co-founder, COO

- Former M&A investment banker at UBS.
- Former advisor to Acoustic Data.
- 8+ years experience investing and working at startups, with a focus on operations.



Hermes Frangoudis
Co-founder, CTO

- Built 100+ AR experiences at Blippar. Worked with Coca Cola, Marvel, Porsche, & others.
- Head of Blippar's Commercial App and Experience development.
- 15+ years as full-stack developer.

Advisory:

- Eric Franchi - Operating Partner, MathCapital
- Wan Li Zhu - Partner, Fairhaven Capital
- Jeremy Hlavacek - CRO, The Weather Company (IBM Watson)
- Norm Page - Partner, Same Page Capital
- Nick Pahade - Partner, Same Page Capital

- Kate Herbert - Director of BD, Oracle
- Adam Weiss - SVP Strategy, Rakuten
- Eddie Long - Sr. Engineer, Apple
- Rick Welch - Head of Programmatic, Flipboard
- Panicko Philippou- Ex-CEO of Diesel & Ben Sherman

Team

	Colin Jacobsen	CEO, Co-Founder
	Bob Reisenweber	COO, Co-Founder
	Hermes Frangoudis	CTO, Co-Founder

Perks

$250	Arlene pen, sticker, and notepad
$500	Arlene pen, sticker, and notepad Company t-shirt
$1,000	Arlene pen, sticker, and notepad Company t-shirt Basic AR filter available on Instagram
$5,000	Arlene pen, sticker, and notepad Company t-shirt Basic AR filter available on Instagram Basic 3D design of choice
$10,000	Arlene pen, sticker, and notepad Company t-shirt Basic AR filter available on Instagram Basic 3D design of choice Call with co-founders
$25,000	Arlene pen, sticker, and notepad Company t-shirt Basic AR filter available on Instagram Basic 3D design of choice Branded 360 virtual pop-up experience Call with co-founders Included on quarterly investor email updates for '21

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.